UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

 ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 001-38159

RAI 401k Savings Plan
(Full title of the Plan)

British American Tobacco p.l.c.

(Name of Issuer of the securities held pursuant to the Plan)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

REQUIRED INFORMATION

1.	Not applicable.
2.	Not applicable.
3.	Not applicable.
4.
The RAI 401k Savings Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974, referred to as ERISA. A copy of the most recent audited financial statements and supplemental schedules, as required, of the RAI 401k Savings Plan, prepared in accordance with the financial reporting requirements of ERISA, is attached as Exhibit 99.1 to this report.

Exhibits:

Exhibit Number	Description
23.1	Consent of KPMG LLP.
99.1	Audited financial statements and supplemental schedules of the RAI 401k Savings Plan for the years ended December 31, 2017 and 2016.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RAI 401k Savings Plan

Date: June 19, 2018	By:	/s/ Constantine E. Tsipis
Name: Constantine E. Tsipis
Title: Secretary, RAI Employee Benefits Committee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of KPMG LLP.
99.1	Audited financial statements and supplemental schedules of the RAI 401k Savings Plan for the years ended December 31, 2017 and 2016.